P.E. 2/11/02

FORM 6 - K

02014482

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of February, 2002

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

1. Attached hereto and incorporated by reference is the Registrant's proxy statement for the Annual Meeting of Shareholders to be held on March 13, 2002.

2. The Registrant hereby reports that it has purchased full (100%) ownership of its Israeli subsidiary, Lynk – A Division of B.O.S Ltd., by acquiring the shares (3%) held by the minority shareholder, Industrial Finance Corporation Ltd., in consideration of the issuance of 15,000 Ordinary Shares of the Registrant to the minority shareholder's subsidiary. Thus, Lynk – A Division of B.O.S Ltd. has become a wholly-owned subsidiary of the Registrant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Eyran Noy
VP Finance, CFO &
Company's Secretary

Dated: February 11, 2002

B.O.S. Better On-Line Solutions Ltd.
Beit Rabin
Teradion Industrial Zone
Misgav, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on March 13, 2002

To our Shareholders:

You are invited to attend an Annual General Meeting of Shareholders of B.O.S. Better On-Line Solutions Ltd. (the "Company") to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on March 13, 2002 at 3 p.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting") for the purposes of:

Adopting the following resolutions:

1. To elect the members of the Board of Directors of the Company, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2. To appoint Kost, Forer & Gabbay, a member of Ernst & Young International, Ltd. as the Company's Independent Public Accountants, in place of Somekh Chaikin, and to authorize the Board of Directors to fix their compensation.

3. To ratify and approve the adoption of the 2001 Stock Option Plan.

4. To consider and vote upon remuneration of the external directors.

5. To consider and vote upon the grant of options to the Company's directors, who are not employees or consultants of the Company, and who weren't employees or consultants of the Company within the 12 months preceding the Annual Shareholders Meeting.

6. To consider and vote upon the replacement of the Company's Articles of Association.

7. To consider and vote upon the remuneration of Mr. Moti Weiss, Director and CEO service provider, including the grant of options.

8. To consider and vote upon the grant of options to purchase shares of the Company's subsidiary, to Mr. Israel Gal, CEO of the subsidiary and Director and President of the Company, and to consider and vote upon an amendment to the terms of options to purchase Ordinary Shares of the Company granted to Mr. Gal, and approved by the Shareholders in April 2001.

9. To consider and vote upon the private issuance of shares and options to Orwer Ltd., a company owned by BOS' Chairman of the Board of Directors, Mr. Aviram Wertheim, and his wife.

10. To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2000.

11. To transact such other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to the Company's Articles of Association, the Board of Directors has fixed the close of business on February 1, 2002 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

All the proposals, except for proposal 6, are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. Some of the resolutions, relating to Controlling Shareholders, must also meet other conditions for passage, as detailed in the proxy statement. The votes of all shareholders voting on the matter will be counted.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. At any time before the Ordinary Shares subject to Proxy are voted, the proxy is revocable by written notice to the Secretary of the Company or by appearance at the Meeting and voting in person. The Company's Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

By Order of the Board of Directors,

Aviram Wertheim
Chairman of the Board of Directors

Israel Gal
President

Moti Weiss
Chief Executive Officer

February, 2002

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED STAMPED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE MEETING, YOU CAN REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON.

B.O.S. Better On-Line Solutions Ltd.
Beit Rabin
Teradion Industrial Zone
Misgav, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on March 13, 2002

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the "Ordinary Shares"), of B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") in connection with the solicitation by the Board of Directors for use at the Annual General Meeting of Shareholders of the Company to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Park, Misgav, Israel, on March 13, 2002 at 3 p.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting"). At the Meeting, shareholders of the Company will be asked, among other things, to vote upon the following matters:

1. To elect the members of the Board of Directors of the Company, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2. To appoint Kost, Forer & Gabbay, a member of Ernst & Young International, Ltd. as the Company's Independent Public Accountants, in place of Somekh Chaikin, and to authorize the Board of Directors to fix their compensation.

3. To ratify and approve the adoption of the 2001 Stock Option Plan.

4. To consider and vote upon remuneration of the external directors.

5. To consider and vote upon the grant of options to the Company's directors, who are not employees or consultants of the Company, and who weren't employees or consultants of the Company within the 12 months preceding the Annual Shareholders Meeting.

6. To consider and vote upon the replacement of the Company's Articles of Association.

7. To consider and vote upon the remuneration of Mr. Moti Weiss, Director and CEO service provider, including the grant of options.

8. To consider and vote upon the grant of options to purchase shares of the Company's subsidiary, to Mr. Israel Gal, CEO of the subsidiary and Director and President of the Company, and to consider and vote upon an amendment to the terms of options to purchase Ordinary Shares of the Company granted to Mr. Gal, and approved by the Shareholders in April 2001.

9. To consider and vote upon the private issuance of shares and options to Orwer Ltd., a company owned by BOS' Chairman of the Board of Directors, Mr. Aviram Wertheim, and his wife.

10. To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2000.

11. To transact such other business as may properly come before the Meeting or any adjournments thereof.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing "proxies," shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgement. Shares represented by executed and unrevoked proxies will be voted. On all other matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the company at its mailing address, which is c/o American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005, USA by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about February 12, 2002. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on February 1, 2002 are entitled to notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The holders of 33 ? % of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Votes Required. All proposals other than proposal 6, are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. Some of the resolutions, relating to Controlling Shareholders, must also meet other conditions for passage, as detailed below. The votes of all shareholders voting on the matter will be counted.

I. PRINCIPAL SHAREHOLDERS

The following table sets forth, as of January 31, 2002, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company's outstanding Ordinary Shares and as to all directors and officers of the Company as a group. There were 12,409,056 shares outstanding as of January 31, 2002.

	Shares Beneficially Owned	
Name and Address	Number	Percent
Mr. Israel Gal (1) C/o B.O.S. Better On-Line Solutions Ltd. 100 Bos Drive Teradion 20197, Israel	1,285,329	10.4%
Ms. Yael Gal (2) C/o B.O.S. Better On-Line Solutions Ltd. 100 Bos Drive Teradion 20197, Israel	977,869	7.9%
Mr. Jacob Lee (3) 2230 Brandon Place West Linn, OR 97068, USA	710,437	5.7%

Ms. Miran Lee (4) 2230 Brandon Place West Linn, OR 97068, USA	710,435	5.7%
Isal Amlat (1993) Ltd. (5) 16 Hagalim Blvd. Herzliya 46733 Israel	673,053	5.4%
D. Partners (Israel) LP (6) 16 Hegalim Blvd. Herzliya 46733 Israel	673,053	5.4%
D. Partners (BVI) LP (7) Craigmuir Chambers Road Town Tortola P.O. Box 71 British Virgin Islands	673,053	5.4%
Officers and directors as a group (8)	1,995,766	16.1%

(1) Does not include indirect ownership of 979,869 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership.

(2) Does not include indirect ownership of 1,285,329 Ordinary Shares owned by Mr. Israel Gal, Ms. Yael Gal's spouse, as to which Ms. Gal disclaims beneficial ownership.

(3) Does not include indirect ownership of 710,435 Ordinary Shares owned by Ms. Miran Lee, Mr. Jacob Lee's spouse, as to which Mr. Lee disclaims beneficial ownership.

(4) Does not include indirect ownership of 710,437 Ordinary Shares owned by Mr. Jacob Lee, Ms. Miran Lee's spouse, as to which Ms. Lee disclaims beneficial ownership.

(5) Includes 49,573 indirect Ordinary Shares owned by D. Partners (Israel) LP and D. Partners (BVI) LP under a mutual voting agreement.

(6) Includes 640,831 indirect Ordinary Shares owned by D. Partners (Israel) LP and Isal Amlat (1993) Ltd, under a mutual voting agreement.

(7) Includes 655,702 indirect Ordinary Shares owned by D. Partners (BVI) LP and Isal Amlat (1993) Ltd, under a mutual voting agreement.

(8) Includes Ordinary Shares of Mr. Jacob Lee, currently serving as a director of the Company until the upcoming Annual Meeting. Does not include indirectly owned Ordinary Shares of Mr. Israel Gal and of Mr. Jacob Lee, held by their spouses, Ms. Yael Gal and Ms. Miran Lee respectively. Does not include 528,248 options to purchase Ordinary Shares of the Company granted to Officers and/or Directors of the Company.

In May 2000, Israel Gal, Yael Gal, Jacob Lee and Miran Lee (the "major shareholders") entered into a voting agreement (the "Agreement") with D. Partners (Israel) Limited Partnership, D. Partners (BVI) L.P., Isal Amlat Investments (1993) Ltd., M. Wertheim Holdings Ltd., Ellesan Inc., Danlin Investment Management Ltd., a group of investors who invested in the Company in May 2000 (the "investors"). Under the Agreement the major shareholders, as a group, and the investors, as a group, agreed to vote their shares to each elect an equal number of directors to our board of directors representing each group. The Agreement provided that, if one group has holdings which are more than $33^{1}/_{3}$ greater than the holdings of the other group, the former shall appoint an additional director. The parties also agreed that Mr. Aharon Dovrat who is a principal of some of the investors, shall serve as Chairman of the Company's Board of Directors, and that, if Mr. Dovrat is unable or unwilling to serve as Chairman, then for so long as Mr. Gal and Mr. Lee serve as senior officers of the Company, the Chairman will be elected by the Board.

The parties to the Agreement have recently verbally agreed, that conditioned upon the shareholder approval of the private issuance to Orwer Ltd. (see ahead – Proposal 9), the Agreement would be amended (and such amendments be put in writing) as follows: a) The parties to the amended Agreement shall be: Israel Gal, Yael Gal, Jacob Lee, Miran Lee ("major shareholders"); D. Partners (Israel) Limited Partnership, D. Partners (BVI) L.P, M. Wertheim Holdings Ltd., Danlin Investment Management Ltd., and Orwer Ltd. - if issued the shares as proposed in Proposal 9 ("investors") b) each group (major shareholders, investors) shall vote their shares to each elect 50% of the Board (excluding the External Directors) that represents each group, however, if the investors will have holdings which are at least 110% greater than those of the major shareholders, then they shall be entitled to nominate an additional director while receiving the support of the major shareholders. Additionally, should the number of shares held by the investors fall below the aggregate number of shares held by them immediately after the upcoming Annual Meeting (and including the 1 million shares to be issued to Orwer Ltd.), the Agreement shall terminate.

Therefore, in view of the Agreement described above, all parties to the Agreement, as amended, are deemed to be "controlling shareholders" due to their ability, as a group, to influence the Company's activities, by nominating the directors of the Company.

II. RESOLUTIONS

1. ELECTION OF DIRECTORS

At the Meeting five (5) directors are nominated to be elected: all five directors currently serve on the Board of Directors at this time (together with the two external directors, as explained below).

Section 239 of the Israeli Companies Law, 1999, requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Mr. Benjamin Giloh and Ms. Ariella Zochovitzky currently serve as external directors. They were nominated in April 2001 and under Israeli law, their service term is three years.

The rest of the directors are elected at the annual general meeting of shareholders to serve until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified. It is the intention of the persons named in the proxy to vote for the election of the five (5) nominees named below, all of whom currently serve on the Board of Directors, each to hold office until the next Annual General Meeting of Shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares FOR the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position	Ordinary Shares beneficially owned as of Record Date	Percentage of Holdings (beneficial)
Mr. Aviram Wertheim (1)	43	Chairman of the Board of Directors	*	*
Mr. Moti Weiss (1) (2)	51	Director and Chief Executive Officer	-------	-----
Mr. Israel Gal (2)	51	Director and President	1,285,329 (4)	10.4%
Mr. Aharon Dovrat (1)	70	Director	*	*
Mr. Aharon Michael (3)	37	Director	------	------

* Represents indirect holdings of less than 1%
(1) Member of the Executive Committee
(2) Member of the Remuneration Committee.
(3) Member of the Audit Committee
(4) Does not include indirect ownership of 979,169 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership.

Mr. Aviram Wertheim, 43, has been a director since July 2000, and was appointed Chairman of the Board of Directors in January 2002. Mr. Wertheim is currently completing his service term as Chairman of the United Mizrahi Bank Ltd. – an Israeli commercial bank (traded in TASE). He is also the Chairman of Alony Hetz Properties and Investments Ltd, and serves as a director in ten additional companies. Since 1995 he has served as a manager of M. Wertheim Holdings, and until 1994 he was a partner in a large Israeli C.P.A. firm.

Mr. Moti Weiss, 51, has been a director and consultant to the Company since July 2000 and was appointed B.O.S' CEO in January 2002. Mr. Weiss is currently the Managing Partner of Plenus Technologies, an Israeli based venture capital fund and a board member of Tecnomatix Technologies Ltd. (NASDAQ: TCNO). From 1995 through 1999 Mr. Weiss served as CFO and later COO of Sapiens International Corporation (NASDAQ: SPNS), and from 1985 through 1995 served as CFO and later COO of Oshap Technologies Ltd.

Mr. Israel Gal, 51, B.O.S.' founder, served as B.O.S.' Chief Executive Officer and President from its inception in 1990 until January 2002. Mr. Gal is currently B.O.S.' President, and the CEO of one of the Company's subsidiaries, Lynk – A Division of B.O.S Ltd. (soon to change its name to Boscom). Mr. Gal was the Chairman of the Board of Directors from 1990 until 2000. From 1983 to 1989, Mr. Gal served as IBM mid-range product manager by IIS. In 1989, Mr. Gal served as the product manager for sales and marketing of IIS in the United States. In 1979, Mr. Gal co-founded Liad Electronics Ltd. where he worked until 1983. From 1976 to 1979, Mr. Gal served as research and development engineer and product manager for Elbit Ltd. Mr. Gal received a Bachelors of Science in Electronic Engineering from the Technion-Israel Institute of Technology (the "Technion").

Mr. Aharon Dovrat, 70, has been a director since July 2000 and served as Chairman of the Board of Directors from July 2000 until January 2002. Mr. Dovrat currently serves as Chairman of Dovrat & Company Ltd., an Israeli holding company; Isal Amlat Investments (1993) Ltd., an investment holding company (traded in the Tel Aviv Stock exchange (TASE)); and Alvarion (NASDAQ: BRZE), a wireless telecommunication equipment technology company. Mr. Dovrat also serves as a director in Lumenis (NASDAQ: ESCM); Tecnomatix Technologies (NASDAQ: TCNO), and Delta Galil (NYSE: DELT). From 1991 through 1999 he served as a Chairman of Dovrat, Shrem & Company Ltd., an investment and holding company (traded in TASE). From 1965 through 1991 Mr. Dovrat was the President & CEO of Clal (Israel) Ltd. (traded in TASE), and from 1958 through 1965, he served as Manager of the Israeli Investment Center in the Ministry of Trade and Industry.

Mr. Aharon Michael, 37, has been a director since October 2001. Mr. Michael currently serves as CEO of Isal Amlat Investments (1993) Ltd., an investment holding company (traded in the Tel Aviv Stock Exchange - (TASE)), Chairman of E. Schnapp Works & Co. Ltd. and a director of M.V.T. Ltd. and I.T.N. Ltd.. From 1998 through 2000 Mr. Michael served as C.E.O. of Clal Financial Management Ltd. and Chairman of Clal Securities and Investments Ltd. and as a director in 3 other Clal Group companies. From 1993 through 1998 he served as C.I.O. (Chief Investment Officer) of Clal Insurance Company Ltd.. Mr. Michael holds a B.A. degree in Economics and Management from the University of Tel Aviv.

Information concerning the External Directors of the Company:

Ms. Ariella Zochovitzky, 44, has been an external director since April 2001. She currently serves as general manager of C.I.G Capital Investment Group Ltd. and as co-manager and partner in the C.P.A firm Zochovitsky & Weinstein. From 1989 until 2000, Ms. Zochovitzky was partner in the Israeli C.P.A. firm, Zochovitzky & Weinstein and until 1989 she was a partner in the Israeli C.P.A. firm, Kost, Lev-Ari & Forrer. In 2001 Ms. Zochovitzky was a partner in two Venture Capital funds. Ms. Zochovitzky also serves a director in 8 other companies/entities, including the Industrial Development Bank of Israel Ltd.. From 1991 through 1997 she served as a public representative in the Tel-Aviv Stock Exchange's Board of Directors. Ms. Zochovitzky holds an MBA degree and is a certified CPA (Israel).

Mr. Benjamin Giloh, 50, has been an external director since April 2001. Mr. Giloh currently serves as Vice President, Business, Development, Planning and Control of AudioCodes Ltd. (NASDAQ: AUDC). From 1996 until 1999 Mr. Giloh was Vice President Marketing and Sales in Art (Advanced Recognition Technologies) Ltd. From 1981 until 1996 Mr. Giloh was the General Manager of LIAD Electronics Ltd. Mr. Giloh holds a B.Sc. degree in Electronics Engineering from the University of Tel Aviv, Israel.

Compensation of Directors and Officers

The following table sets forth the aggregate compensation paid to or accrued on behalf of all directors and officers of the Company as a group for the year ended December 31, 2000 and for the year ended December 31, 2001:

	Salaries, Directors' Fees, Consulting Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits
2000 - All directors and officers as a group (8 persons)	$652,000	$98,000
2001- All directors and officers as a group (12 persons)	$789,000	$245,000

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to said officers and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

At the Meeting, the Board of Directors will propose that the following Ordinary Resolution be adopted:

"**RESOLVED**, to elect the following persons to serve as members of the Board of Directors of the company: Mr. Aviram Wertheim, Mr. Moti Weiss, Mr. Israel Gal, Mr. Aharon Dovrat, Mr. Aharon Michael, and to ratify the election of Mr. Benjamin Giloh and Ms. Ariella Zochovitzky as external directors until April 16, 2004, in accordance with their nomination by the Shareholders on April 17, 2001."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the Proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

2. APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors recommends that the shareholders appoint Kost, Forer & Gabbay, a member of Ernst & Young International, Ltd., as the independent public accountants of the Company beginning with the annual audit report for the year 2001, in place of Somekh Chaikin, and to authorize the Board of Directors to determine their compensation. Kost, Forer & Gabbay have no relationship to the Company or with any affiliate of the Company. The firm of Somekh Chaikin has served as the independent public accountants of the Company since 1997. The Audit Committee of the Company has also recommended to discontinue their services.
Representatives of Somekh Chaikin and of Kost, Forer and Gabbay have been invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions.

At the Meeting, the Board of Directors will propose that the following Ordinary Resolution be adopted:

"**RESOLVED**, that Kost, Forer & Gabbay be, and they hereby are, appointed as independent public accountants of the company beginning with the annual audit report for the year 2001, in place of Somekh Chaikin, and that the Board of Directors be, and it hereby is, authorized to fix the compensation of said independent public accountants in accordance with the volume and nature of their services."

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

3. **APPROVAL OF 2001 STOCK OPTION PLAN**

The Board of Directors recommends that the Shareholders ratify and approve the adoption of the 2001 Stock Option Plan (Share Ownership and Option Plan (2001)) a copy of which is attached hereto as **Appendix A**, under which employees, officers, consultants and service providers of the Company may be offered an opportunity to acquire Ordinary Shares of the Company. 1 (one) million Ordinary Shares par value NIS 1.00 will be reserved from the Company's authorized but unissued share capital, in order to grant options pursuant to the 2001 Plan. At the Meeting, the Board of Directors will propose that the following Ordinary Resolution be adopted:

"**RESOLVED**, to ratify and approve the adoption of the 2001 Stock Option Plan, as recommended by the Board of Directors."

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

4. **REMUNERATION OF EXTERNAL DIRECTORS**

Regulations issued under the Israeli Companies Law, 1999, set the maximum and the minimum compensation that may be paid to the External Directors, both annually and per meeting attended of the Board or of any committee thereof. Companies wishing to pay compensation at any level other than the average of the maximum and minimum rates must receive approval of the Company's shareholders, after first having received the approval of the Company's Audit Committee and the Board of Directors. Employee-Directors do not receive any monetary compensation for their services to the Board.

For a Company the size of BOS, the maximum and minimum levels of compensation presently set by the Regulations are as follows (information is in dollars based on the dollar-NIS exchange rate as of December 31, 2001):

Type of Compensation:	Maximum:	Minimum:
Annual Salary	$7,189	$4,257
Fee per meeting attended	$378	$213

The Company's Board of Directors has determined to pay its External Directors at the maximum level permitted by the Regulations (and as will be permitted in the future). The Company believes that in this way it will be able to attract the best External Directors, who perform an essential oversight function under Israeli law.

In compliance with the Companies Law and the Regulations, at the meeting the Board of Directors will propose that the following Ordinary Resolution (after being approved by the Audit Committee - including those directors having a personal interest in the decision, being the majority, and the Board of Directors - not including those directors having a personal interest in the decision) be adopted:

"**RESOLVED**, that the Company shall compensate its External Directors at the maximum rates permitted now and in the future by Israeli law and regulations."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

5. GRANT OF OPTIONS TO THE COMPANY'S NON EMPLOYEE/CONSULTING DIRECTORS.

The Audit Committee and then the Board of Directors have approved (subject to Shareholder approval) the issuance of a one-time grant of 30,000 options to purchase Ordinary Shares (the "Options") of the Company, under the 2001 Stock Option Plan, to all Company directors who are not employees or consultants of the Company, and who weren't employees or consultants of the Company within the 12 months preceding the Annual Shareholders meeting.* The terms and conditions of the grant are as follows:

Exercise Price – The exercise price of all of the Options will be the closing price of the Company's Shares on the Nasdaq National Market on the date of the approval by the General Meeting of this resolution.

Option Terms- The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

Maximum Option Term – Five years after June 26, 2001.

Payment – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

Restrictions on Transfer of Plan Shares – Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company's Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder's death or disability.

The general purpose of the issuance of the Options is to provide an incentive to the Company's directors, and thereby enable such persons to share in the future growth of the business of the Company. The Board of Directors believes that the granting of stock options promotes continuity of management and increases incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long range plans of the Company and securing its growth and financial success.

Under the Israeli Companies Law, 1999, the conditions of a director's service with the company, including the issuance of share options to a director, must be approved by the shareholders of the company. In compliance with the Companies Law, at the meeting the Board of Directors will propose that the following Ordinary Resolution (which has been approved by the Audit Committee and the Board of Directors- including those directors having a personal interest in the decision, being the majority), be adopted:

"**RESOLVED**, that the issuance of 30,000 options to purchase Ordinary Shares of the Company to each director of the Company who is not an employee or consultant of the Company, and who wasn't an employee or consultant of the Company within the 12 months preceding the Annual Shareholders

*At the present time, Mr. Israel Gal is an employee-director. Mr. Jacob Lee's position as a director of the Company shall terminate on the date of the Annual Meeting, as he expressed his wish not to be nominated for reelection. Mr. Lee's employment as CEO of Pacific Information Systems, Inc., the Company's wholly-owned subsidiary, terminated on October 31, 2001. Mr. Moti Weiss provided consultancy services to the Company and now serves as the Company's CEO service provider. Therefore, the proposal applies to the following directors assuming their election will be approved by the shareholders: Messrs. Aviram Wertheim, Aharon Dovrat, Benjamin Giloh, Aharon Michael and Ms. Ariella Zochovitzky.

Meeting, under the above-mentioned terms and conditions approved by the Board of Directors, be, and hereby is, approved."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

6. REPLACEMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION.

The Board of Directors recommends that the Company's existing Articles of Association be replaced with new articles ("New Articles") attached hereto as **Appendix B**, in view of the provisions of the Israeli Companies Law.

The New Articles alterations to the existing Articles, include, *inter alia*, provisions regarding: (i) the necessary quorum (25%) for the commencement of a general meeting of shareholders (section 13); (ii) the majority necessary to pass resolutions at a general meeting (section 14.3); (iii) exemption, insurance and indemnity of Office Holders of the Company (section 22), allowing for exemption in advance from liability towards the Company with regard to damage resulting from Office Holder's breach of duty of care, and allowing for the Company's advance undertaking to indemnify an Office Holder for an obligation or expense imposed on him in consequence of act done in his capacity as an Office Holder in the Company, under certain circumstances; (iv) authorization of the Board of Directors to decide upon the distribution of all dividends or bonus shares (section 26.1); (v) authorization of the Company to make contributions to worthy causes (section 28).

Amendments to the Company's Articles of Association are by a Special Resolution, requiring the affirmative vote of the holders of not less than 75% of the voting power represented at the meeting in person or by proxy and voting on the resolution.

Section 22 of the proposed New Articles (which replaces Section 68 of the existing Articles, attached hereto as **Appendix C**) includes provisions relating to the exemption, insurance and indemnity of Office Holders (including directors). Mr. Israel Gal, President and Director of the Company, and Mr. Jacob Lee, currently a Director of the Company, are deemed to be Controlling Shareholders as defined in the Companies Law, having a personal interest in this part of the proposed resolution. Therefore, the affirmative vote of at least one-third of the shares voted at the meeting by Non-Controlling Shareholders, is necessary for passage of Section 22 of the New Articles (unless the total shares of Non-Controlling Shareholders voted against Section 22 of the New Articles do not represent more than one percent of the voting rights in the Company).

At the meeting the Board of Directors will propose that the following Special Resolutions be adopted:

A. "**RESOLVED**, that the Company's Articles of Association, except for Section 68, be replaced with the New Articles (**except for Section 22**) attached to the proxy statement as Appendix B."

B. "**RESOLVED**, that **Section 22** of the New Articles attached to the proxy statement as Appendix B, be adopted, in place of Section 68 of the existing Articles."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposals.

7. REMUNERATION AND GRANT OF OPTIONS TO MR. MOTI WEISS.

Mr. Moti Weiss, has been a Director and consultant to the Company since July 2000, and began providing CEO services to the Company, as of January 2002.

The Audit Committee and then the Board of Directors (not including Mr. Weiss who did not participate in the decision) have approved the remuneration of Mr. Weiss, at an annual cost of

$166,250, in addition to the grant of 500,000 options, subject to the Company's Share Ownership and Option Plan (2001), to purchase Ordinary Shares of the Company under the following conditions:

(a) The Options may be exercised during a 5 year period, as set forth in the Option Plan.
(b) The Options will be vested in 3 equal parts, the first on the first anniversary of the date of the approval of the Company's Annual Shareholders' Meeting, the second on second anniversary and the third on the third anniversary. If at the time of exercise the share price is under $4, the purchased shares shall be placed in an escrow account, until the earlier of the following events: 1) the share price reaches $4, or 2) three years have elapsed from the purchase of the shares.
(c) The Optionee shall be entitled to exercise the options and purchase shares before their vesting, provided that the shares are put in an escrow account until the earlier of the following events:1) the share price on the Nasdaq market reaches $4 and the original vesting period has elapsed, or 2) three years have elapsed from the purchase of the shares. If, however, the Optionee ceases to hold office with the Company before the original vesting period/s, in a manner in which the conditions of exercise in sub-paragraph (e) are not met, those shares held in escrow that their original vesting times have not been met shall not be transferred to the Optionee at any time, and the escrow agent shall sell the shares, and use the proceeds to refund the Optionee for the nominal purchase price paid for the exercise of the shares, with any surplus to be paid to the Company.
(d) In the event that in the future the Wertheim-Dovrat Investor group (as defined in the voting agreement signed with the Major Shareholders, Mr. And Ms. Gal and Mr. and Ms. Lee, in May 2000) shall not be able to appoint at least 50% of the directors (not including the external directors) in accordance with the voting agreement, all options not yet vested shall vest immediately, and regardless of the share price at the time 1) any shares in escrow at the time shall be released to the Optionee, and 2) any shares purchased thereafter shall not be subject to escrow.
(e) Conditions of exercise - Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company's Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable only during the term the Option holder holds office with the Company or its subsidiaries or within 60 days after leaving this position, or within a longer period if so determined by the Board of Directors of the Company.
(f) The exercise price of each option will be US $2.00 per share.
(g) Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing. Any taxes due shall be paid solely by the Optionee.

The Board of Directors believes that the granting of stock options promotes continuity of management and increases incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long range plans of the Company and securing its growth and financial success.

Under the Israeli Companies Law, 1999, the conditions of a director's service with the company, including remuneration received in his capacity as an officer of the Company, must also be approved by the shareholders of the Company. In compliance with the Companies Law, at the meeting the Board of Directors will propose that the following Ordinary Resolution be adopted:

"**RESOLVED** to ratify and approve the remuneration to Mr. Moti Weiss, including the grant of options, as recommended by the Board of Directors."

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposals.

8. GRANT OF OPTIONS TO MR. ISRAEL GAL

Mr. Israel Gal, the Company's founder, is currently B.O.S.' President and Director, and the Director of one of the Company's subsidiaries, Lynk – A Division of B.O.S Ltd. (soon to change its name to Boscom). Since January 2002 Mr. Gal also serves as the CEO of the subsidiary. Mr. Gal served as B.O.S.' Chief Executive Officer and President from its inception in 1990 until January 2002.

A. Grant of Options to Purchase Shares of the Company's Subsidiary

The Audit Committee and then the Board of Directors (not including Mr. Gal who did not participate in the decision) have approved a grant of 48,110 options to Mr. Gal to purchase Ordinary Shares of the Company's subsidiary, Lynk – A Division of B.O.S Ltd. (soon to change its name to Boscom Ltd.), of which Mr. Gal serves as CEO. In the event that all options granted are exercised, Mr. Gal's holdings shall represent 25% of the subsidiary's issued and outstanding shares. The exercise price of the options was calculated by dividing $7 million (the estimated value of the subsidiary according to an external evaluation furnished by "Zinger and Even" at the request of the Company, and after the full implementation of the reorganization plan that the Company is undergoing) by the number of shares currently issued and outstanding (144,330). The terms of the grant are as follows:

(a) The Options may be exercised during a 10 year period commencing the date of approval by the Company's Annual Shareholders' Meeting.
(b) The options will be vested in 3 equal parts, the first on the first anniversary of the date of the approval of the Company's Annual Shareholders' Meeting, the second on second anniversary and the third on the third anniversary.
(c) The vesting period shall be accelerated, and all options shall vest immediately, in the event that the Company shall lose its ability to nominate at least 50% of Lynk's directors.
(d) Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company's Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable only during the term the Option holder holds office with the Company or its subsidiaries or within 60 days after leaving this position, or within a longer period if so determined by the Board of Directors of the Company.
(e) The exercise price of each option will be US $48.50 per share.
(f) Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

Under the Israeli Companies Law, 1999, the conditions of a director's service with the company, including remuneration received in his capacity as an officer of the Company, must also be approved by the shareholders of a company. In compliance with the Companies Law, at the meeting the Board of Directors will propose that the following Ordinary Resolution be adopted:

"**RESOLVED** to ratify and approve the grant of options to purchase shares of the Company's subsidiary, to Mr. Israel Gal, as recommended by the Board of Directors."

Mr. Gal is deemed to be Controlling Shareholder as defined in the Companies Law, having a personal interest in this proposed resolution. Therefore, the affirmative vote of at least one-third of the shares voted at the meeting by Non-Controlling Shareholders, is necessary for passage of the resolution (unless the total shares of Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company).

B. Amendment of Error of Option Terms Previously Approved

At the Annual General Meeting held in April 2001, the shareholders approved a grant of 300,000 options to purchase Ordinary Shares of the Company, to Mr. Israel Gal, under the following terms: (a) The Options may be exercised during a 5 year period commencing the date of approval by the Company's Annual Shareholders' Meeting. (b) The options will be vested in 3 equal parts, the first on the date of the approval of the Company's Annual Shareholders' Meeting, the second on November 5, 2001 and the third on November 5, 2002. (c) The exercise price of each option will be US $12.00 per share. (d) In the event Bonus Shares are issued to the investors under the Stock Purchase Agreement signed on May 3, 2000, the number of the shares will be amended to 360,000 Ordinary Shares and the

Exercise Price shall be amended to US $10.00. (e) The options will bear anti-dilution and registration rights identical to the rights granted to the warrants issued by the Company to the investors under the Stock Purchase Agreement signed on May 3, 2000.

A mistake was made in the wording of the above-mentioned terms, and as a result, the resolution adopted at the Meeting did not reflect the intentions of the Board of Directors. The Board of Directors had agreed to grant Mr. Gal the options at the same exercise price that the group of Investors, who invested in the Company in May 2000, received their shares – namely at a price of $9 per share. In addition, the SPA signed with the Investors provided they would be issued bonus shares at $7 per share, upon certain conditions, and the Board had agreed that in the event such bonus shares were issued, then Mr. Gal would receive an exercise price of $7. By error, the exercise price ($12) listed in the approved resolution was the exercise price of the warrants granted under the SPA (with a discounted exercise price of $10 in case bonus shares were issued). In addition, an error also fell in sub-paragraph (d) – it was not the intention of the Board of Directors to increase the number of options granted, from 300,000.

Therefore, the Board of Directors recommends that the following amendments be made to the resolution approved in April 2001:

1. the exercise price mentioned in sub-paragraph (c) shall be amended to $9.
2. Sub-paragraph (d) shall read: "In the event Bonus Shares are issued to the investors under the Stock Purchase Agreement signed on May 3, 2000, the Exercise Price shall be amended to US $7".

These amendments have been approved by the Audit Committee and then the Board of Directors of the Company (not including Mr. Gal who did not participate in the decision). As the conditions of a director's service with the company, including options received in his capacity as an officer of the Company, must also be approved by the shareholders, then in compliance with the Companies Law, at the meeting the Board of Directors will propose that the following Ordinary Resolution be adopted:

"**RESOLVED** to ratify and approve the amendments to the terms of the options to purchase Ordinary Shares of the Company, granted to Mr. Israel Gal pursuant to shareholder approved received in April 2001, as recommended by the Board of Directors."

As a result of the Voting Agreement between some of the Company's shareholders (see details in Section I), to which Mr. Gal is also a party, all shareholders who are a party to the Agreement are deemed to be Controlling Shareholders as defined in the Companies Law, having a personal interest in this proposed resolution, for they shall all benefit from the exercise of Mr. Gal's options. Therefore, the affirmative vote of at least one-third of the shares voted at the meeting by Non-Controlling Shareholders, is necessary for passage of the resolution (unless the total shares of Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company).

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR these two proposals.

9. PRIVATE ISSUANCE TO ORWER LTD.

Orwer Ltd. is a private Israeli company, wholly-owned by Mr. Aviram Wertheim, the Chairman of the Board of Directors of the Company, and his wife. The Audit Committee and the Board of Directors (not including Mr. Wertheim who did not participate in the decision) have approved the private issuance to Orwer Ltd. of 1 million Ordinary Shares of the Company. The price per each share shall be $2 to be paid by cash, check or cash equivalent. All shares must be purchased and fully paid for within 30 days of the approval of the Annual General Meeting of the Shareholders. The shares issued shall be restricted shares, shall carry a restrictive legend and be eligible for sale on the market only in accordance with Rule 144. In addition, Orwer Ltd. shall have an option to purchase, within 1 year of the approval of the Annual General Meeting of the Shareholders, an additional 1 million Ordinary Shares of the Company, at a purchase price of $3. After the issuance, Orwer Ltd.'s holdings shall equal 7.46% of the Company's issued and outstanding shares, and 11.43% on a fully diluted basis (assuming the exercise of Orwer Ltd.'s option to purchase the additional shares, and the approval of all proposed resolutions at the Annual Meeting).

The Audit Committee and the Board of Directors have approved the share price of $2, based on the following facts and justifications: The closing share price on the Nasdaq stock market, on January 22, 2002, the day before the Board of Directors approved the terms of the issuance, was $1.79. At the time of the mailing of this proxy, the share price is approximately $1.93. The fairness of the price is also reflected by other shareholders' recent decision, to sell M. Wertheim Holdings Ltd., a shareholder of the Company, a portion of their shares at a purchase price of $2. Additionally, the issued shares shall be restricted shares, and as such, it may be claimed that their value falls short of freely-traded shares. It should be noted, however, that recently, external evaluators ("Zinger and Even") evaluated the Company at $42 million, representing a share value of $3.38. However, due to the above reasoning, as well as the fact that in the opinion of members of the Board the evaluation did not take into account certain factors (such as corporate tax to be paid), the Board has determined $2 to be a fair price.

At the meeting the Board of Directors will propose that the following Ordinary Resolution be adopted:

"**RESOLVED** to ratify and approve the private issuance of shares and options to Orwer Ltd., as recommended by the Board of Directors."

As a result of the Voting Agreement between some of the Company's shareholders (see details in Section 1), which Orwer Ltd., after being issued the shares, shall join as part of the investors' group, all shareholders who are a party to the Agreement are deemed to be Controlling Shareholders as defined in the Companies Law, having a personal interest in this proposed resolution, for they shall all benefit from the issuance of shares to Orwer Ltd.. Therefore, the affirmative vote of at least one-third of the shares voted at the meeting by Non-Controlling Shareholders, is necessary for passage of the resolution (unless the total shares of Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company).

Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

10. RECEIPT OF AUDITORS' REPORT AND FINANCIAL STATEMENTS.

At the Meeting the shareholders shall receive and consider the Auditors' Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2000.

11. OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

APPENDIX A

B.O.S. BETTER ON-LINE SOLUTIONS LTD.

SHARE OWNERSHIP AND OPTION PLAN (2001)

1. Introduction and Purpose

B.O.S. Better On-Line Solutions Ltd. (hereinafter the "Company") constitutes a know-how intensive, high-risk entity, whose value is dependent to a significant degree on the effort, initiative and creativity of its employees and consultants. The Company wishes to reward and promote such endeavors by sharing any success it achieves. To this end, the Company will enable certain of its employees, directors, consultants and service providers to acquire shares in the Company ("Shares" or "Share") by means of the Share Ownership and Option Plan ("Plan").

2. Administration of the Plan

2.1 Every right, power or authority vested in the Company under the Plan is hereby vested in the Board of Directors of the Company which may, at its sole discretion, delegate any or all of those rights, powers and authorities to any committee of at least two members of the Board of Directors. The Board of Directors and any committee to which it delegates its authority shall, collectively and individually, be referred to as the "Board."

2.2 The Company and/or the Board shall, at its sole discretion, administer and implement the Plan, and have the final power to construe and interpret the Plan and the rights granted under it. All determinations regarding the administration, application or interpretation of the Plan are final and binding on all participants.

2.3 The Company and/or the Board shall, without prejudice to the generality of the foregoing, and, at its sole discretion, have the following powers to:

2.3.1 Determine questions of policy and efficiency, including whether to apply any current or future tax law to the Plan.

2.3.2 Determine when and how rights to purchase Shares shall be granted, and the provisions of each offering of such rights (which need not be identical);

2.3.3 Determine which employees, consultants and service providers, if any, shall be eligible to participate in the Plan;

2.3.4 Determine the use of the consideration which shall be received pursuant to the Plan;

2.3.5 Suspend, terminate or amend the Plan; and

2.3.6 Determine and/or amend the provisions of each and every agreement, to be executed between the Company and each eligible Optionee wishing to participate in the Plan ("Agreement"), which Agreement shall set forth the provisions of the offering.

3. Shares Subject to Plan

3.1 The Plan shall apply both to options and Shares which the Company or the Board may previously have undertaken to grant or allot, but has not yet done so, and options and Shares which may be granted or allotted in the future (collectively or individually, "Award").

3.2 The maximum number of Shares subject to the Plan is 1 (one) million of the Company's Ordinary Shares, unless otherwise determined by the Board. If any right granted under the Plan shall terminate for any reason without having been exercised, or if Shares allotted under the Plan shall be reacquired for any reason, the Company shall again be able to issue such unexercised rights and reacquired Shares pursuant to the Plan.

3.3 The Company shall reserve the Shares subject to the Plan in its registered capital.

4. **Eligibility**

4.1 The Board shall determine, at its sole discretion, which employees, service, providers, consultants, if any, shall be eligible to participate in the Plan.

5. **The Award**

5.1 The Award shall be subject to, and governed by, any applicable law, and Agreement, and the Optionee shall comply fully with all the provisions of each.

5.2 The Award shall be subject to certain restrictions, current and future, including those set forth more fully in the Articles of Association of the Company, and any applicable law, as promulgated in Israel or abroad, any applicable directive of any stock exchange on which the Shares may be traded, or any agreement between the Company and/or any shareholder, underwriter, investment bank, or governmental authority, including the Agreement.

5.3 The Award is subject to the vesting schedule defined in the Agreement.

5.4 Unless otherwise determined by the Board, at its sole discretion, the Award shall not be exercisable at any time after 10 years from the commencement of the Plan ("Expiration Date").

6. **Recapitalization, Reclassification or Company Reorganization**

In the event of any change in the capitalization or classification of the Shares of the Company or other capital changes, or in the event of any reorganization of the Company, including consolidation, merger (whether the Company is the acquiror or the target), any public or private offering of the Company's Shares, or any purchase or sale by the Company of any asset, whether in Israel or abroad, the Board, at its sole discretion and subject only to ensuring that the rights of the employee shall not be substantially adversely affected thereby, may:

6.1 Make adjustments to any Award, or portion thereof, or

6.2 Require an Optionee to choose whether to (i) exercise of any as yet unexercised options, including effecting any payment or discharging any tax liability in order to complete such exercise; or (ii) in lieu of such exercise, waive his or her right to any as yet unexercised options.

7. **Reacquisition of Shares**

In the event that the employee either fails to comply with any provision prescribed by the Board, or ceases to be employed by the Company, the Company, at its sole discretion, shall retain the right to reacquire from such Optionee any Shares issued pursuant to an Award at a nominal price. The Board, at its sole discretion, shall determine any other provisions in respect of the right of reacquisition.

8. **Declarations and Undertakings by the Optionee**

The Optionee shall make declarations and undertakings as set forth in the Agreement.

9. **Arbitration**

Any dispute or difference of opinion between the Company and the Optionee arising out of, relating to, or in connection with the Plan, or the implementation, breach, termination or validity thereof, shall be exclusively judged and finally decided by the legal advisor of the Company who shall act as the sole arbitrator, as set forth in more detail in the Agreement.

APPENDIX B

B.O.S BETTER ON-LINE SOLUTIONS LTD.

ARTICLES OF ASSOCIATION

IN ACORDANCE WITH THE COMPANIES LAW, 5759-1999

1. **The Company's Name**

The Company's name is "B.O.S Better On-Line Solutions Ltd".

2. **The Company's Objects**

The Company's object is to engage in any legal business.

3. **Interpretation**

3.1 Everything mentioned in the singular shall include the plural and vice versa, and everything mentioned in the masculine shall include the feminine and vice versa.

3.2 Unless these articles include special definitions for certain terms, every word and expression herein shall bear the meaning attributed thereto in the Companies Law, 5759-1999 (hereinafter referred to as "the Companies Law"), unless the context otherwise admits.

3.3 For the avoidance of doubt, it is expressed that in respect of matters regulated in the Companies Law such that it is possible to qualify the arrangements in respect thereof in articles, and these articles do not include in respect thereof provisions different from those of the Companies Law - the provisions of the Companies Law shall apply in respect thereof.

4. **The Company's Share Capital and the Rights Attached to Shares**

4.1 The Company's authorized capital is NIS 35,000,000 divided into 35,000,000 ordinary shares of NIS 1 n.v. each.

4.2 The ordinary shares shall vest the holders thereof with -

4.2.1 an equal right to participate in and vote at the Company's general meetings, whether ordinary or special, and each of the shares in the Company shall entitle its holder, present at the meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote;

4.2.2 an equal right to participate in a distribution of dividends, whether in cash or by way of bonus shares, in a distribution of assets or in any other distribution, pro rata to the nominal value of the shares held by them;

4.2.3 an equal right to participate in a distribution of the Company's surplus assets on winding up pro rata to the nominal value of the shares held by them.

4.3 The board of directors may issue shares and other securities which are convertible or exercisable into shares up to the limit of the Company's authorised share capital. With regard to computing the limit of the authorised capital, securities convertible or exercisable into shares shall be deemed to have been converted or exercised on the date of their issue.

5. **Limited Liability**

The shareholders' liability for the Company's debts shall be limited to the full amount (nominal value plus premium) they are required to pay the Company for the shares and not yet paid by them.

6. **Joint Shareholders and Share Certificates**

6.1 Where two or more persons are listed in the shareholders' register as the joint holders of a share, each of them may give binding receipts for any dividend or other monies in connection with such share.

6.2 A shareholder who is listed in the shareholders' register may receive from the Company, without payment, within three months of the allotment or registration of the transfer, one share certificate bearing a seal in respect of all the shares registered in his name, which shall specify the number of shares. In the case of a jointly held share, the Company shall issue one share certificate to all the joint shareholders, and the delivery of such a certificate to one of the joint shareholders shall be deemed delivery to all of them.

Each share certificate shall bear the signature of at least one director together with the Company's stamp or its printed name.

6.3 A share certificate which has been defaced, destroyed or lost may be renewed in reliance upon proof and guarantees as required by the Company from time to time.

7. **The Company's Reliefs in relation to Shares Not Paid in Full**

7.1 If the consideration which the shareholder undertook to pay the Company for his shares or any part thereof is not paid at the time and on the terms prescribed in the shares' allotment terms and/or in the payment call mentioned in paragraph 7.2 below, the Company may, pursuant to the board of directors' resolution, forfeit the shares whose consideration has not been paid in full. The shares shall be forfeited, provided that the Company has sent the shareholder written warning of its intention to forfeit his shares, at least seven days from the date of receiving the warning if the payment is not effected during the period specified in the warning letter.

The board of directors may, at any time prior to the date on which a share forfeited is sold, re-allotted or otherwise transferred, cancel the forfeiture on such terms as it deems fit.

The shares forfeited shall be held by the Company as dormant shares or shall be sold to another.

7.2 If pursuant to the issue terms of shares there is no fixed date for payment of any part of the price payable therefor, the board of directors may from time to time make calls for payment on the shareholders in respect of the monies not yet paid for the shares held by them, and every shareholder shall be liable to pay the Company the amount of the call made on him on the date specified as aforesaid, provided that he receives 14 days' notice of the date and place for payment (hereinafter referred to as "call"). The notice shall state that non-payment on the date specified or prior thereto at the place specified might result in the forfeiture of the shares in relation to which the call was made. A call may be cancelled or postponed to another date, as resolved by the board of directors.

7.3 In the absence of another provision in the shares' allotment terms, a shareholder shall not be entitled to receive dividend or to exercise any right as a shareholder in respect of shares not yet paid up in full.

7.4 Persons who are joint holders of a share shall be jointly and severally liable for payment of the amounts due to the Company in respect of the share.

7.5 The provisions of this paragraph are not such as to derogate from any other relief available to the Company vis-a-vis a shareholder who has not paid his debt to the Company in respect of his shares.

8. **Transfer of Shares**

8.1 The Company's shares may be transferred.

8.2 A share transfer shall be effected in writing and shall not be registered unless -

8.2.1 a due share transfer instrument is furnished to the Company at its registered office together with the certificates relating to the shares to be transferred, if issued. The transfer instrument shall be signed by the transferor and a witness verifying the transferor's signature. In the case of a transfer of shares which are not fully paid up on the date of the transfer, the transfer instrument shall also be signed by the transferee and a witness verifying the transferee's signature; or

8.2.2 the Company is given a court order to amend the registration; or

8.2.3 it is proved to the Company that the legal conditions for transmission of the right to the share have been fulfilled.

8.3 A transfer of shares which are not fully paid up requires the approval of the board of directors, which may refuse to grant its approval in its absolute discretion and without giving grounds therefor.

8.4 The transferee shall be deemed the shareholder in relation to the shares being transferred from the moment his name is listed in the shareholders' register.

9. Alteration to Capital

9.1 The general meeting may increase the Company's authorized share capital by creating new shares of an existing class or of a new class, as determined in the general meeting's resolution.

9.2 The general meeting may cancel authorized share capital which has not yet been allotted, provided that the Company has not undertaken, including conditionally, to allot the shares.

9.3 The general meeting may, subject to the provisions of any law:

9.3.1 consolidate and re-divide its share capital, or any part thereof, into shares of a nominal value greater than that of the existing shares;

9.3.2 sub-divide its existing shares, or any of them, or its share capital, or any part thereof, into shares of a nominal value smaller than that of the existing shares;

9.3.3 reduce its share capital and any capital redemption reserve fund in such manner and on such terms and conditions and with the receipt of such approval as the Companies Law requires.

10. Alteration of the Rights Attached to Classes of Shares

10.1 So long as not otherwise provided in the shares' issue terms and subject to the provisions of any law, the rights attached to a particular class of shares may be altered, after a resolution is passed by the Company and with the approval of a resolution passed at a general meeting of the holders of the shares of such class or the written agreement of all the class holders.

The provisions of the Company's articles regarding general meetings shall apply, mutatis mutandis, to a general meeting of the holders of a particular class of shares.

10.2 The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares' issue terms.

11. General Meetings

11.1 The Company's resolutions on the following matters shall be passed at the general meeting -

11.1.1 alterations to the articles;

11.1.2 the exercise of the board of directors' powers when the board of directors is unable to function;

11.1.3 the appointment and dismissal of the Company's auditor;

11.1.4 the appointment of directors, including external directors;

11.1.5 the approval of acts and transactions requiring the general meeting's approval pursuant to the provisions of the Companies Law and any other law;

11.1.6 increasing and reducing the authorized share capital;

11.1.7 a merger as defined in the Companies Law.

12. **Convening General Meetings**

12.1 General meetings shall be convened at least once a year at such place and time as determined by the board of directors but no later than 15 months from the last general meeting. Such general meetings shall be called "annual meetings". The Company's other meetings shall be called "special meetings".

12.2 The annual meeting's agenda shall include a discussion of the board of directors' reports and the financial statements as required at law. The annual meeting shall appoint an auditor, appoint the directors pursuant to these articles and discuss all the other matters which must be discussed at the Company's annual general meeting, pursuant to these articles or the Law, as well as any other matter determined by the board of directors.

12.3 The board of directors may convene a special meeting pursuant to its resolution and it must convene a general meeting if it receives a written requisition from any one of the following (hereinafter referred to as "requisition"):

12.3.1 two directors or one quarter of the directors holding office; and/or

12.3.2 one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or

12.3.3 one or more shareholders holding at least 5% of the voting rights in the Company.

12.4 A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company's registered office. The requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the meeting.

12.5 Where the board of directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted to it, for a date that shall be specified in the invitation pursuant to paragraph 12.6 below and subject to the law.

12.6 Notice to the Company's members regarding the convening of a general meeting shall be sent to all the shareholders listed in the Company's shareholders' register at least 21 days prior to the meeting and shall be published in other ways insofar as required by the law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote.

The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

13. **The Discussion at the General Meetings**

13.1 No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion's commencement. A quorum is the presence of at least two shareholders holding at least 25% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting's commencement.

13.2 If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as "the adjourned meeting".)

13.3 The quorum for the commencement of the adjourned meeting shall be any number of participants.

13.4 The board of directors' chairman shall serve as the general meeting's chairman. If the board of directors' chairman is not present at the meeting within 15 minutes of the time fixed therefor or if he refuses to chair the meeting, the chairman shall be elected by the general meeting.

13.5 A general meeting at which a quorum is present may resolve to adjourn the meeting to another place and time determined by it, and in such case notices and invitations in respect of the adjourned meeting shall be given as provided in paragraph 12.6 above.

14. **Voting at the General Meeting**

14.1 A shareholder of the Company may vote at the general meetings himself or through a proxy or a voting instrument.
The shareholders entitled to participate in and vote at the general meeting are the shareholders on the date specified by the board of directors in the resolution to convene the general meeting, and subject to the law.

14.2 In every vote each shareholder shall have a number of votes according with the number of shares held by him.

14.3 A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Companies Law or these articles.

14.4 The declaration of the meeting's chairman that a resolution has been passed unanimously or by a particular majority, or that it has been defeated or not passed by a particular majority, shall constitute prima facie proof of that stated therein.

14.5 If the votes at a meeting are tied, the chairman of the meeting shall not have an additional or deciding vote, and the resolution that was put to the vote shall be defeated.

14.6 The Company's shareholders may, in respect of any matter on the meeting's agenda, vote at a general meeting (including a class meeting) through a voting instrument, provided that the board of directors does not, subject to any law, rule out the possibility of voting through a proxy instrument on such matter in its resolution to convene the general meeting.
If the board of directors prohibits voting through a voting instrument, the fact that the possibility of voting through a voting instrument has been ruled out shall be stated in the notice of the meeting pursuant to paragraph 12.6 above.

14.7 A shareholder may state the way in which he is voting in the voting instrument and send it to the Company by the meeting's commencement. A voting instrument in which a shareholder states the way in which he is voting, which reaches the Company by the commencement of the meeting (including the adjourned meeting), shall be deemed presence at the meeting for the purpose of constituting the quorum as provided in paragraph 13.1 above.

14.8 A proxy shall be appointed in a written instrument signed by the appointor. A corporation shall vote through its representatives who shall be appointed by a document duly signed by the corporation.

14.9 Voting in accordance with the terms and conditions of a proxy instrument shall be legal even if prior thereto the appointor dies or becomes legally incapacitated, is wound up, becomes bankrupt, cancels the proxy instrument or transfers the share in relation to which it was given, unless written notice is received at the office prior to the meeting that the shareholder has died, become legally incapacitated, been wound up, become bankrupt, cancelled the appointment instrument or transferred the share as aforesaid.

14.10 The proxy instrument and the power of attorney or a copy certified by an attorney shall be deposited at the Company's registered office at least 48 hours prior to the time fixed for the meeting or the adjourned meeting at which the person mentioned in the document intends voting pursuant thereto.

14.11 A shareholder of the Company shall be entitled to vote at meetings of the Company through a number of proxies appointed by him, provided that each proxy is appointed in respect of different parts of the shares held by the shareholder. There shall not be any impediment to any proxy as aforesaid voting differently at meetings of the Company.

14.12 If a shareholder is legally incapacitated, he may vote by his board of trustees, receiver, natural guardian or other legal guardian, and they may vote themselves or by proxy or through a voting instrument.

14.13 Where two or more persons are the joint holders of a share, in a vote on any matter the vote of the person whose name appears first in the shareholders' register as the holder of such share shall be accepted, himself or by proxy, and he is entitled to give the Company voting instruments.

15. **The Board of Directors**

The board of directors shall delineate the Company's policy and supervise the performance of the Managing Director's duties and actions. Any power of the Company which has not been vested in another organ pursuant to the Companies Law or the articles may be exercised by the board of directors.

16. **Appointment and Dismissal of Directors**

16.1 The number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than four nor more than eleven.

16.2 The Company's directors shall be elected at the annual meeting and/or at a special meeting, and shall hold office until the end of the next annual meeting or until they cease to hold office pursuant to the provisions of the articles. If at a general meeting of the Company new directors in the minimum amount specified pursuant to the articles are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company's general meeting.

16.3 In addition to the provisions of paragraph 16.2 above, the board of directors may appoint a director instead of a director whose office has been vacated and/or as an additional director, subject to the maximum number of directors on the board of directors as provided in paragraph 16.1 above. The appointment of a director by the board of directors shall be valid until the next annual meeting or until he ceases to hold office pursuant to the provisions of the articles.

16.4 A director whose term of office has come to an end may be re-elected.

16.5 The office of a director shall commence on the date of his appointment by the annual meeting and/or the special meeting and/or the board of directors or on a later date if specified in the appointment resolution of the annual meeting and/or special meeting and/or board of directors.

16.6 The board of directors shall elect a board of directors' chairman from amongst its members. If a chairman is not elected or if the chairman is not present at the end of 15 minutes from the time fixed for the meeting, the directors present shall elect one of their number to chair such meeting, and the person chosen shall conduct the meeting and sign the discussion minutes.

The board of directors' chairman shall not be the Company's MD save on fulfillment of the conditions mentioned in section 121(c) of the Companies Law.

16.7 The general meeting may remove any director from his office before the end of his term of office, whether the director was appointed by it by virtue of paragraph 16.2 above or by the board of directors by virtue of paragraph 16.3 above, provided that the director is given a reasonable opportunity to state his case before the general meeting.

16.8 Where the office of a director is vacated, the remaining directors may continue to act so long as their number has not fallen below the minimum specified in the articles. Where the number of directors has fallen below the aforementioned minimum, the remaining directors may only act in order to fill the place of the director which has been vacated as mentioned in paragraph 16.3 above or in order to convene a general meeting of the Company, and until the general meeting is convened as aforesaid they may act to manage the Company's business only in respect of matters that cannot bear delay.

16.9 Every board of directors' member may, with the board of directors' consent, appoint an alternate for himself (hereinafter referred to as "alternate"), provided that someone who was appointed as an alternate for another director and/or who is already serving as a director of the Company may not be appointed as an alternate.

The appointment or termination of the office of an alternate shall be effected in a written document signed by the director who appointed him; however, in any event, the office of an alternate shall terminate if one of the events specified in paragraph 16.10 below befalls the alternate or if the office of the board of directors' member for whom he is acting as alternate is vacated for whatsoever reason.

An alternate shall be treated as a director and all the provisions of the law and these articles shall apply to him, save for the provisions regarding the appointment and/or dismissal of a director specified herein.

16.10 The office of a director shall be vacated in any one of the following cases:

16.10.1 he resigns from his office by a letter signed him and submitted to the Company which specifies the reasons for his resignation;

16.10.2 he is removed from his office by the general meeting;

16.10.3 he is convicted of an offence as provided in section 232 of the Companies Law;

16.10.4 pursuant to a court decision, as provided in section 233 of the Companies Law;

16.10.5 he is declared legally incapacitated;

16.10.6 he is declared bankrupt, and in the case of a corporation - it is resolved to wind it up voluntarily or a winding up order is given in respect thereof.

16.11 The terms of office of the board of directors' members shall be approved by the audit committee, the board of directors and the general meeting, in this chronological order.

17. **<u>Board of Directors' Meetings</u>**

17.1 The board of directors shall convene in accordance with the Company's requirements and at least once every three months.

17.2 The board of directors' chairman may convene the board of directors at any time. In addition, the board of directors shall hold a meeting, on a matter that shall be detailed, in the following cases:

17.2.1 on the demand of two directors; however, if at such time the board of directors consists of five directors or less - on the demand of one director;

17.2.2 on the demand of one director if he states in his demand to convene the board of directors that he has learned of a matter involving the Company in which a prima facie contravention of the Law or an infringement of proper business procedure has been discovered;

17.2.3 a notice or report of the managing director obliges action by the board of directors;

17.2.4 the auditor has notified the board of directors' chairman of materials deficiencies in the audit of the Company's accounts.

17.3 Notice of a board of directors' meeting shall be sent to all its members at least three days prior to the date of the meeting. The notice shall be sent to the address of the director which was furnished to the Company in advance, and shall state the date, time and place of the meeting, and reasonable details of all the matters on the agenda.

Notwithstanding the aforegoing, the board of directors may convene a meeting without notice, with all the directors' agreement.

17.4 The quorum for the commencement of a board of directors' meeting shall be a majority of the members of the board of directors. If no quorum is present at the board of directors' meeting within half an hour of the time fixed for the meeting's commencement, the meeting shall be adjourned to another date decided upon by the board of directors' chairman, or in his absence by the directors present at the meeting, provided that three days' notice shall be given to all the directors of the date of the adjourned meeting. The quorum for the commencement of an adjourned meeting shall be any number of participants. Notwithstanding the aforegoing, the quorum for discussions and resolutions at the board of directors on the auditor's dismissal or suspension shall be a majority of the board of directors' members.

17.5 The board of directors may hold meetings using any communications means, provided that all the directors participating may hear each other simultaneously.

17.6 The board of directors may also pass written resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree thereto.

18. <u>Voting at the Board of Directors</u>

18.1 *In a vote at the board of directors, each director shall have one vote.*

18.2 The board of directors' resolutions shall be passed on a majority. The board of directors' chairman shall not have an additional or deciding vote and where the votes are tied, the resolution that was put to the vote shall be defeated.

19. <u>Board of Directors' Committees</u>

19.1 The board of directors may establish committees and appoint members from the board of directors thereto (hereinafter referred to as "board of directors' committee"), and it may from time to time revoke such delegation or alter the composition of such committee. If board of directors' committees are established, the board of directors shall determine in their terms of authority whether certain powers of the board of directors will be delegated to the board of directors' committee such that a resolution of the board of directors' committee shall be deemed a resolution of the board of directors or whether a resolution of the board of directors' committee shall merely amount to a recommendation which is subject to the board of directors' approval, provided that powers to resolve on the matters specified in section 112 of the Companies Law shall not be delegated to a committee.

19.2 The meetings and discussions of any board of directors' committee composed of two or more members shall be governed by the provisions of these articles regarding board of directors' meetings and the voting thereat, mutatis mutandis, and subject to the board of directors' resolutions regarding arrangements for the committee's meetings (if any).

20. <u>Audit Committee</u>

20.1 The Company's board of directors shall appoint an audit committee from amongst its members. The number of members on the audit committee shall not be less than three and all the external directors shall be members thereof. The board of directors' chairman and any director employed by the Company or providing services to it on a permanent basis and/or a control owner or his relative shall not be appointed as members of the committee.

20.2 The duties of the audit committee shall be -

20.2.1 to detect deficiencies in the Company's business management, inter alia through consultation with the Company's internal auditor or with the auditor, and to propose to the board of directors ways of rectifying them;

20.2.2 to resolve whether to approve acts and transactions requiring the audit committee's approval pursuant to the Companies Law.

21. <u>Managing Director</u>

The Company's board of directors shall appoint a managing director and may appoint more than one managing director. The managing director shall be responsible for the routine management of the Company's affairs within the framework of the policy determined by the board of directors and subject to its guidelines.

22. <u>Exemption, Insurance and Indemnity</u>

22.1 The Company may exempt an Office Holder therein in advance for his liability, or any part thereof, for damage in consequence of a breach of the duty of care vis-a-vis it.

22.2 The Company may indemnify an Office Holder retroactively for an obligation or expense as specified in sub-paragraphs 22.2.1 and 22.2.2 below, imposed on him in consequence of act done in his capacity as an officer in the Company.

22.2.1 a monetary obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

22.2.2 reasonable litigation expenses, including advocates' professional fees, incurred by the Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the company or on its behalf or by another person, or in a criminal indictment in which he is acquitted, or in a criminal indictment in which he is convicted of an offence that does not require proof of criminal intent.

22.3 The Company may give an advance undertaking vis-a-vis an Office Holder to indemnify him in respect of an obligation or expense as specified in paragraph 22.2 above, provided that the undertaking is limited to types of events which in the board of directors' opinion may be anticipated at the time of giving the indemnity undertaking, and to an amount which the board of directors determines is reasonable in the circumstances of the case.

22.4 A company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder therein, in any of the following cases:

22.4.1 a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

22.4.2 a breach of the duty of fidelity vis-a-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

22.4.3 a monetary obligation imposed on him in favor of another person.

22.5 Paragraphs 22.1 to 22.4 shall not apply in any of the following cases -

22.5.1 a breach of the duty of fidelity, save as provided in paragraph 22.4.2 above;

22.5.2 an intentional or rash breach of the duty of care;

22.5.3 an act done with the intention of unlawfully producing a personal profit;

22.5.4 a fine imposed on an Office Holder.

22.6 Resolutions regarding the grant of exemption, insurance, indemnity or the grant of an undertaking to indemnify an Office Holder shall be passed subject to the law.

22.7 "Office Holder" in this section shall include directors and officers as defined in the Companies Law 1999.

23. **Internal Auditor**

23.1 The Company's board of directors shall appoint an internal auditor in accordance with the audit committee's proposal. Interested parties in the Company, officers in the Company, relatives of any of the aforegoing and the auditor or someone on his behalf may not hold office as the Company's internal auditor.

23.2 The board of directors shall determine what officer shall be the organ to whom the internal auditor is subordinate, and in the absence of such a determination it shall be the board of directors' chairman.

23.3 The internal audit plan prepared by the auditor shall be submitted for the audit committee's approval; however, the board of directors may determine that the plan shall be submitted for the board of directors' approval.

24. **Auditor**

24.1 The annual meeting shall appoint an auditor for the Company. The auditor shall hold office until the end of the following annual meeting, or for a longer term as determined by the annual meeting, provided that his term of office shall not extend beyond the end of the third annual meeting following the one at which he was appointed.

24.2 The auditor's remuneration for the audit shall be determined by the board of directors. The board of directors shall report to the annual meeting on the auditor's remuneration.

25. **Signatory Rights**

25.1 The rights to sign on the Company's behalf shall be determined from time to time by the Company's board of directors.

25.2 The signatory on the Company's behalf shall sign together with the Company's stamp or its printed name.

26. **Dividend and Bonus Shares**

26.1 The Company's board of directors shall be the organ authorized to decide upon the distribution of a dividend and/or the distribution of bonus shares.

26.2 The shareholders who are entitled to dividend are the shareholders on the date of the resolution on the dividend or on a later date if another date is specified in the resolution on the dividend's distribution.

26.3 If the board of directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail in accordance with the registered address of the shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders' register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend's declaration is listed in the shareholders' register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share.

26.4 For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the board of directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

27. **Redeemable Securities**

The Company may, subject to any law, issue redeemable securities on such terms as determined by the board of directors, provided that the general meeting approves the board of directors' recommendation and the terms determined.

28. **Contributions**

The Company may contribute a reasonable sum of money for an worthy object, even if the contribution is not within the scope of business considerations conducive to the Company's profits.

29. **Accounts**

29.1 The Company shall keep accounts and draw up financial statements pursuant to the Securities Law and any other law.

29.2 The books of account shall be kept at the office or at such other place as the directors deem fit, and shall always be open for the directors' inspection.

30. **Notices**

9.5 Subject to any law, notice or any other document which the Company sends and which it may or is required to give pursuant to the provisions of these articles and/or the Companies Law shall be sent by the Company to any person personally, by mail in a letter addressed in accordance with the registered address of such shareholder in the shareholders' register or in accordance with any address which the shareholder specifies in a letter to the Company as the address for the sending of notices or other documents, or by facsimile in accordance with the number specified by the shareholder as the number for sending notices by facsimile. Should the Company publish notice in at least two Israeli daily newspapers, notice shall be deemed to have been given to any member whose address as registered in the Company's Register is in Israel.

30.2 Any notices which must be given to the shareholders shall be given, in relation to shares which are jointly held, to the person whose name appears first in the shareholders' register as the holder of such share, and any notice given in this manner shall be adequate notice to the holders of such share.

30.3 Any notice or other document that is sent shall be deemed to have reached its destination within three business days - if sent by registered mail and/or ordinary mail in Israel, and if delivered by hand or sent by facsimile, it shall be deemed to have reached its destination on the first business day following its receipt. When coming to prove the delivery, it shall be adequate to prove that the letter that was sent by mail containing the notice or document was correctly addressed and delivered to the post office as a stamped letter or as a stamped registered letter, and in respect of a facsimile it is sufficient to furnish the transmission confirmation from the sending instrument.

30.4 Any entry effected in the ordinary way in the Company's register shall be deemed prima facie proof regarding the dispatch, as entered in such register.

30.5 Where it is necessary to give prior notice of a particular number of days or notice that is valid for any period, the date of delivery shall be taken into account in reckoning the number of days or the period.

APPENDIX C

68. Indemnity and Insurance

(a) The Company may enter into a contract for the insurance of part or all of its officers' liability in respect of any of the following:

(1) violations of his obligation – toward the Company or toward any other person – to act with circumspection;

(2) violations of his obligations of loyalty toward it, provided the officer acted in good faith and had reasonable cause to assume that his act would not injure the Company;

(3) financial obligations imposed on him in favor of a third party, in respect of an act performed by virtue of his position as officer of the Company.

(b) The Company may indemnify any of its officers for the following matters:

(1) a financial obligation imposed on the officer in favor of a third party, by a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, for an act performed by virtue of his position as officer of the Company; and

(2) reasonable legal expenses, including attorney's fees, expended by or charged to an officer or adjudged against him by a court in an action ledged against him by the Company or on its behalf by another person, or in a criminal charge in which he was found innocent, all for an act performed by virtue of his position as officer of the Company.

(c) In this article the term "Officer" shall mean: a Director, General Manager, Chief Executive Officer, Deputy General Manager, Vice General Manager and any other manager directly subordinate to the General Manager, and any person who fills one of the said positions in the Company, even if he carries a different title.